Exhibit 99.1

Regencell Bioscience Holdings Limited Appoints Dr. William Wing-Yan Lo, JP to its Board of Directors

Hong Kong, December 13, 2021 – Regencell Bioscience Holdings Limited (NASDAQ: RGC) (“Regencell” or the “Company”), an early-stage bioscience company focuses on the research, development and commercialization of TCM for the treatment of neurocognitive disorders and degenerations, as well as infectious diseases affecting people’s immune system, announced the appointment of Dr. William Wing-Yan Lo, JP to its Board of Directors, effective immediately, to strengthen its Board of Director and fill the vacancy resulting from the resignation of a former director in November of this year. Dr. Lo will act as the chairperson of the audit committee and the member of the compensation committee and the nomination and corporate governance committee.

Dr. Lo brings over three decades of biopharma, academic medicine, corporate governance and strategic advisory experience. Dr. Lo graduated from Cambridge University with a Master of Philosophy Degree in Pharmacology and a Ph.D. Degree in Molecular Neuroscience. Dr. Lo started his career in McKinsey & Company Inc. as a management consultant and held senior positions in China Unicom, Hongkong Telecom, Citibank HK, I.T Limited, South China Media Group and Kidsland International Holdings Limited in the past.

Dr. Lo currently serves as an independent non-executive director of a number of public companies listed on the Main Board of The Stock Exchange of Hong Kong Limited (“HKSE”); Dr. Lo is an independent non-executive director of Television Broadcasts Ltd (HKSE stock code: 511), OCI International Holdings Limited (HKSE stock code: 329), CSI Properties Limited (HKSE stock code: 497), Jingrui Holdings Limited (HKSE stock code: 1862), and Oshidori International Holdings Limited (HKSE stock code: 622). Dr. Lo was also an independent non-executive director of Nam Tai Property Inc. (NYSE stock code: BTP) which is listed on the New York Stock Exchange (“NYSE”).

Dr. Lo was appointed a Justice of Peace (“JP”) of the Government of the Hong Kong Special Administrative Region and is the founding governor of the Charles K. Kao Foundation for Alzheimer’s Disease and the ISF Academy as well as the present chairman of Junior Achievement HK.

Mr. Yat-Gai Au, Founder and CEO of Regencell noted, “We are delighted to welcome Dr. Lo to our Board of Directors. His wealth of strategic and leadership skills, academic medicine and business advisory experience makes him an excellent addition to our board. We welcome his insight and wisdom.”

Dr. Lo added, “I am grateful for the opportunity to join Regencell’s Board of Directors, I look forward to working alongside my fellow directors to help guide the Company’s business strategy in developing and bringing to the market TCM treatments for ADHD and ASD disorders and infectious diseases affecting people’s immune system such as COVID.”

About Regencell Bioscience Holdings Limited

Regencell Bioscience Holdings Limited is an early-stage bioscience company that commenced operations in Hong Kong is 2014. Regencell focuses on the research, development and commercialization of TCM for the treatment of neurocognitive disorders and degenerations, specifically ADHD and ASD, and infectious diseases affecting people’s immune system such as COVID. Regencell has completed its first research study using personalized TCM formula for the treatment of ADHD and ASD in Hong Kong and aims to launch three liquid-based standardized TCM formulae candidates for mild, moderate and severe ADHD and ASD patients initially in Hong Kong and subsequently to other markets as it deems appropriate. The Company formed a joint venture to offer COVID related treatments to patients in ASEAN countries, India, Japan, Australia and New Zealand.

Forward-Looking Statements

All statements other than statements of historical fact in this announcement are forward-looking statements. Such forward-looking statements include the business plan of the joint venture, objectives, expectations and intentions of the joint venture parties, and Regencell’s estimated and future results of operations, business strategies, competitive position, industry environment and potential growth opportunities. These forward-looking statements reflect the current analysis of existing information and are subject to various risks and uncertainties. As a result, caution must be exercised in relying on forward-looking statements. Due to known and unknown risks, our actual results may differ materially from our expectations or projections. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. The following factors, among others, could cause actual results to differ materially from those described in these forward-looking statements: there is uncertainty about the spread of the COVID-19 virus and the impact it will have on expected operations of the joint venture, the demand for the planned COVID TCM treatments. These and other risks and uncertainties are detailed in the other public filings with the Securities and Exchange Commission (the “SEC”) by Regencell.

Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and in its other filings with the SEC.

For more information, please contact:

Corporate:

James Chung

COO & CSO

Regencell Bioscience Holdings Limited

ir@rgcbio.com

Investors outside of Asia Region:

Lena Cati

The Equity Group Inc.

Vice President

(212) 836-9611

lcati@equityny.com

Investors in Asia Region:

Strategic Financial Relations Limited
Vicky Lee	(852) 2864 4834
Brigid Lee	(852) 2114 4313
Yvonne Lee	(852) 2864 4847
SPRG_Regencell@sprg.com.hk

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